FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
 Section 30(h) of the Investment Company Act of 1940
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(Print or Type Responses)
1. Name and Address of Reporting Person* Bru Abelardo E.	2. Date of Event Requiring Statement (Month/Day/Year) 10/8/2002	4. Issuer Name and Ticker or Trading Symbol PepsiCo, Inc. (PEP)
(Last) (First) (Middle) 7701 Legacy Drive
(Street) Plano TX 75266	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

5. Relationship of Reporting Person(s)
    to Issuer (Check all applicable)

  ☐ Director             ☐ 10% Owner
  ☒ Officer                ☐  Other
      (give title below)       (specify below)

   Chairman and Chief Executive Officer,
           Frito-Lay North America

6. If Amendment, Date of Original (Month/Day/Year) 10/15/2002
(City) (State) (Zip)		7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
PepsiCo, Inc. Common Stock	4,443.56	I	By 401(k)

Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	(1)	06/30/03	PepsiCo, Inc. Common Stock	751.00	$17.06	D
Employee Stock Option (right to buy)	02/01/98	01/27/04	PepsiCo, Inc. Common Stock	22,872.00	$18.58	D
Employee Stock Option (right to buy)	(1)	06/30/04	PepsiCo, Inc. Common Stock	1,438.00	$14.28	D
Employee Stock Option (right to buy)	(1)	06/30/05	PepsiCo, Inc. Common Stock	1,640.00	$21.36	D
Employee Stock Option (right to buy)	02/01/00	01/25/06	PepsiCo, Inc. Common Stock	87,663.00	$27.38	D
Employee Stock Option (right to buy)	(1)	06/30/06	PepsiCo, Inc. Common Stock	1,282.00	$32.98	D
Employee Stock Option (right to buy)	02/01/98	01/27/04	PepsiCo, Inc. Common Stock	3,315.00	$26.42	D
Employee Stock Option (right to buy)	02/01/00	01/25/06	PepsiCo, Inc. Common Stock	12,305.00	$26.42	D
Employee Stock Option (right to buy)	02/01/01	01/31/08	PepsiCo, Inc. Common Stock	53,518.00	$36.50	D
Employee Stock Option (right to buy)	02/01/03	01/31/10	PepsiCo, Inc. Common Stock	101,018.00	$34.00	D
Employee Stock Option (right to buy)	02/01/01	01/31/11	PepsiCo, Inc. Common Stock	33,632.00	$43.50	D
Employee Stock Option (right to buy)	02/01/04	01/31/11	PepsiCo, Inc. Common Stock	138,573.00	$43.50	D
Employee Stock Option (right to buy)	02/01/02	01/31/12	PepsiCo, Inc. Common Stock	24,614.00	$50.00	D
Employee Stock Option (right to buy)	02/01/05	01/31/12	PepsiCo, Inc. Common Stock	120,951.00	$50.00	D
Employee Stock Option (right to buy)	02/01/02	01/31/09	PepsiCo, Inc. Common Stock	55,041.00	$38.50	D
Employee Stock Option (right to buy)	02/01/03	01/31/10	PepsiCo, Inc. Common Stock	207,033.00	$32.25	D
Employee Stock Option (right to buy)	02/01/09	01/31/14	PepsiCo, Inc. Common Stock	200,000.00	$38.50	D
Employee Stock Option (right to buy)	02/01/04	01/31/09	PepsiCo, Inc. Common Stock	200,000.00	$38.50	D

Explanation of Responses:

1.  Twenty percent of these options became exercisable one year after the grant date, and an additional twenty percent became exercisable each of the four years thereafter.

/s/ Abelardo E. Bru ___________________________________ **Signature of Reporting Person Abelardo E. Bru	May 1, 2003 ___________________ Date

If the form is filed by more than one reporting person, see Instruction 5(b)(v).
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